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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                              Commission File Number     0-17737
                                                    ----------------------------

(Check One):
[X]  Form 10-K and Form 10-KSB              [ ]  Form 11-K

[ ]  Form 20-F          [ ] Form 10-Q and Form 10-QSB         [ ]  Form N-SAR

For Period Ended:          December 31, 2001
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------


         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant  Fiduciary Capital Partners Liquidating Trust
                                ------------------------------------------------

         Former name if applicable  Fiduciary Capital Partners, L.P.
                                  ----------------------------------------------

         Address of principal executive office (Street and number)
                                                     1530 16th Street, Suite 200
                                                     ---------------------------

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         City, state and zip code  Denver, Colorado  80202
                                 -----------------------------------------------
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                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The accountant's statement or other exhibit required by
              Rule 12b- 25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Fiduciary Capital Partners, L.P. (the "Fund") operated as a business development company under the Investment Company Act of 1940. As provided for in the Fund's Second Amended and Restated Agreement of Limited Partnership, the Fund's term expired, and the dissolution of the Fund was effective, as of December 31, 2000. During 2001, the General Partners liquidated substantially all of the Fund's remaining assets in accordance with a plan of liquidation that was adopted by the General Partners on March 2, 2001. On December 31, 2001, the Fund's remaining net assets, which had not been liquidated, were transferred to a liquidating trust (the "Trust"), which had been established for the purpose of holding these assets. The Fund itself has been cancelled and terminated under Delaware law. Unaudited financial statements for the Trust will be filed as of December 31, 2001, and for subsequent years until all of the remaining assets have been liquidated and the Trust is terminated. Additional time is needed in order for the Registrant to be able to complete and file its Form 10-K for the year ended December 31, 2001.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Donald R. Jackson            303                       446-5926
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              (Name)              (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Trust's financial statements as of December 31, 2001 will not include a Statement of Operations because the assets and liabilities were not transferred to the Trust until December 31, 2001.

                  Fiduciary Capital Partners Liquidating Trust
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 27, 2002      By: Stone Pine Accounting Services, LLC, Trustee
     ------------------

                               /s/ Donald R. Jackson, Managing Member
                               -------------------------------------------------


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange
         Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.